Report to Shareholders

June 2005

Dear Fellow Shareholders:

2004 was a good year for Leading Brands. We introduced three new brands: TrueBlue Blueberry Cocktails in four flavors and two different sizes, InfinityTM sparkling spring waters in three different flavors and Brand XTM sodas in five unique flavors. We dramatically improved the operating performance in our plants, setting several daily production records along the way. We also restructured our sales effort in the United States and are now benefiting from that with dramatically increasing US sales.

Margin improvement initiatives and continued cost controls took hold throughout the year. Annualized gross profit for our 2004 fiscal year ended February 28, 2005 was 30%, a dramatic increase from 23% the preceding year. Much of that gain results from our greater operating efficiencies.

We are once again firmly focused on increasing sales. In our distribution division, the mandate is to widen our customer base with higher volume from profitable accounts. Not only do those efforts increase revenues and cash flows, they also provide us a broadening platform from which to launch new brands. In our plants, we are actively selling the increased capacity that materializes from generating more throughput each day. In our wholesale business, we are extending our listing base of through chain grocery and health food outlets.

Products like TrueBlueTM and Caesar® provide great opportunities internationally as we can ship concentrates to foreign countries to be bottled and distributed domestically there. We will continue to pursue those initiatives throughout this year.

Having said that, the most rewarding single achievement last year was our financial result. Net income of $0.04 US, compared to a loss of $0.12 US the year before is one thing, but the most important indicator from my perspective is the increase in net income before income taxes of almost $3,500,000 US, year over year.

Net Income was $626,000 US [$806,000 Cdn] versus a net loss of $1,847,000 US ($2,523,000 Cdn) or $0.12 US [$0.17 Cdn] per share in the prior fiscal year. That is an improvement of almost $2,500,000 US [$3,329,000 Cdn]. Gross revenue for the year was $34,416,000 US [$44,355,000 Cdn] versus $41,774,000 US [$57,050,000 Cdn] the prior year. As noted on several prior occasions, the decrease in year over year revenues is directly attributable to (1) the discontinuance of the marginally profitable Little Debbie’s® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company re-building its sales efforts there. As our sales efforts continue to take hold in the US and our market share builds in Canada, this revenue trend should shortly reverse.

Thank you for your continued support.

LEADING BRANDS, INC.
Per:

s/s Ralph McRae

Ralph D. McRae
Chairman & CEO